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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.      )*

NEWSTAR FINANCIAL, INC.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
65251F105
(CUSIP Number)
December 31, 2006
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	65251F105	Page	2	of	6

1	NAMES OF REPORTING PERSONS: J.P. MORGAN CORSAIR II CAPITAL PARTNERS, L.P.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑ See Item 4 of attached schedule.

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	DELAWARE

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		5,704,972(1)

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		5,704,972(1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	5,704,972(1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	16.5%(2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN
(1) This amount includes 200,174 shares of Common Stock which may be acquired by exercise at any time at the option of Corsair of one warrant.
(2) The percentage is calculated based on 34,464,273 shares of common stock outstanding as of December 19, 2006 as reported in the Issuer’s final prospectus, filed pursuant to Rule 424(b)(4), dated December 13, 2006, and includes 200,174 shares of Common Stock issuable upon conversion of the Warrant for Series A Preferred Stock held by Corsair.

2

CUSIP No. 65251F105	Page 3 of 6 Pages

Item 1(a).	Name of Issuer:
NewStar Financial, Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:
500 Boylston Street, Suite 1600, Boston, MA 02116

Item 2(a).	Names of Persons Filing:
J.P. Morgan Corsair II Capital Partners, L.P. (“Corsair”)

Item 2(b).	Addresses of Principal Business Office or, if None, Residence:
The address of the principal business office of Corsair is c/o Corsair Investments LLC, 717 5th Avenue, 24th floor, New York, NY 10022-8125.

Item 2(c).	Citizenship:
Corsair is a limited partnership formed under the laws of the State of Delaware.

Item 2(d).	Title of Class of Securities:
Common Stock

Item 2(e).	CUSIP Number:
65251F105

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1 (b), or 13d-2 (b) or (c), Check Whether the Person Filing is a:
(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐ Bank as defined in section 3(a)(6) of the Exchange Act (15 U.S.C. 78c).

(c)	☐ Insurance company as defined in section 3(a)(19) of the Exchange Act (15 U.S.C. 78c).

(d)	☐ Investment company registered under section 8 of the Investment Company Act (15 U.S.C. 80a-8).

(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

CUSIP No. 65251F105	Page 4 of 6 Pages
(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).
If this statement is filed pursuant to Rule 13d-1(c), check this box. ☐

Item 4.	Ownership.
(a) Amount beneficially owned:
Corsair is the beneficial owner of 5,704,972 shares of Common Stock, which includes 200,174 shares of Common Stock which may be acquired by exercise and conversion at any time at the option of Corsair of a Warrant of Series A Preferred Stock. The sole general partner of Corsair is Corsair II, L.P (“Corsair II LP”) and the sole general partner of Corsair II LP is Corsair II, L.L.C. (“Corsair II LLC”). By reason of the provisions of Rule 13d-3(a) of the Securities Exchange Act of 1934 (the “Exchange Act”), Corsair II LP and Corsair II LLC may be deemed to be the beneficial owners of the securities held by Corsair, although Corsair II LP and Corsair II LLC disclaim beneficial ownership of such securities.
(b) Percent of class: 16.5% (2)
(c) Number of shares as to which such person has:
(i) Sole power to vote or to direct the vote: 0
(ii) Shared power to vote or to direct the vote: 5,704,972 (1)
(iii) Sole power to dispose or to direct the disposition of: 0
(iv) Shared power to dispose or to direct the disposition of: 5,704,972 (1)

Item 5.	Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
Not applicable.

Item 8.	Identification and Classification of Members of the Group.
Not applicable.

CUSIP No. 65251F105 Page	5 of 6 Pages

Item 9.	Notice of Dissolution of Group.
Not applicable.

Item 10.	Certifications.
               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 65251F105	Page 6 of 6 Pages
SIGNATURE
               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 28, 2007
(Date)

J.P. MORGAN CORSAIR II CAPITAL PARTNERS, L.P.
By: CORSAIR II, L.P., as General Partner
By: CORSAIR II, L.L.C., as General Partner

/s/ Amy M. Soeda

Name:	Amy M. Soeda
Title:	Chief Financial Officer